2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

October 3, 2014

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Erin E. Martin

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Draft Registration Statement on Form S-11
Submitted August 26, 2014
CIK No. 0001616314

Dear Ms. Barros and Ms. Martin and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2014 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on August 26, 2014 (the “Draft Registration Statement”). The Company is concurrently submitting confidentially Amendment No. 1 to the Draft Registration Statement on Form S-11 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully submits that, prior to distributing the prospectus to prospective investors, the Company supplementally will provide the Staff with copies of any graphics, maps, photographs and/or related captions or other artwork that the Company intends to use in the prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 2

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communication to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company also respectfully advises the Staff that, to the best of its knowledge, to date there have been no research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering. To the extent the Company presents any written communication to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research report about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communications or research reports, as applicable.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response to Comment No. 3

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of reports and other material to support the quantitative and qualitative business and industry data used in the Amended Submission. None of the third-party supporting materials were prepared specifically for the Company in connection with the offering. As requested, the Company has marked the specific language in the reports and other material to highlight the portions upon which it is relying.

4.	We note your disclosure that BlueMountain will purchase shares in a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. In addition, please also separately address the management/director private placement that closed on July 31, 2014 as well as the other private placements to institutional and individual investors that closed on July 31, 2014 and August 22, 2014, respectively. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

Response to Comment No. 4

Concurrent Private Placement to BlueMountain

The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release 33-8828”), the concurrent private placement to BlueMountain should not be integrated with the public offering. The Commission’s guidance in Release 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release 33-8828 provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4[(a)](2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4[(a)](2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” … or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4[(a)](2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.… [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[(a)](2), such as through a substantive, pre-existing relationship with the company … , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[(a)](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Release 33-8828, pages 55-56.

The interpretive guidance provided in Release 33-8828 was subsequently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”). In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Securities Act Section 4(a)(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

The common stock to be sold in the concurrent private placement was not, and will not be, offered by means of a general solicitation, whether in the form of the Draft Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with BlueMountain. BlueMountain is a significant existing stockholder of the Company that purchased shares in the initial private placement in July and August 2014 and has two designees on the Company’s board of directors, both of whom are BlueMountain employees who were actively involved in BlueMountain’s decision to acquire shares of the Company’s common stock in the initial private placement and who have since that time actively participated in board meetings and maintained active dialogue with the Company’s senior management team. In addition, in connection with BlueMountain’s purchase of the Company’s common stock in July 2014, the Company entered into an agreement with BlueMountain pursuant to which, among other things, the Company granted BlueMountain the right to purchase (and, consequently, obligated itself to issue) in a private placement to occur concurrently with this offering, a number of shares necessary to allow BlueMountain to maintain its ownership percentage in the Company. See “Certain Relationships and Related Transactions—BlueMountain Rights Agreement” on page 125. BlueMountain could not have become interested in the concurrent private placement through the Draft Registration Statement because BlueMountain became entitled to acquire (and the Company became obligated to issue and sell) the shares of common stock in the concurrent private placement before the Draft Registration Statement had even been prepared. As described in response to Comment 2 above, the Company has not engaged in any “test the waters” activities. It is through the Company’s substantive, pre-existing relationship with BlueMountain and not the Draft Registration Statement that BlueMountain became interested in participating in the concurrent private placement. Further, the Company affirms that, and BlueMountain will make representations in the purchase agreement for the private placement that, BlueMoutain (i) was not identified or contacted through the marketing of the public offering and (ii) did not independently contact the Company as a result of the Draft Registration Statement. Accordingly, the Company cannot be said to have identified or contacted BlueMountain through a general solicitation by means of the Draft Registration Statement or otherwise.

As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828 and the CDI, the Company believes that the concurrent private placement to BlueMountain is exempt under Section 4(a)(2) of the Securities Act and should not be integrated with the Company’s current public offering.

Prior Private Placements

On July 25, 2014, the Company and its operating partnership entered into a Purchase/Placement Agreement (the “FBR Purchase Agreement”) with FBR Capital Markets & Co. (“FBR”), as initial purchaser/placement agent, relating to the Company’s issuance of 10,000,000 shares of common stock, plus up to an additional 1,500,000 shares of common stock issuable upon FBR’s exercise of its option to cover additional allotments. Pursuant to the FBR Purchase Agreement, on July 31, 2014, the Company sold an aggregate of 10,351,040 shares of common stock to certain institutional and individual investors, with FBR acting as initial purchaser/placement agent and, on August 22, 2014, the Company sold an additional 188,521 shares of common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act (collectively, the “FBR Private Placement”).

Moreover, on July 25, 2014, the Company entered into a Stock Purchase Agreement with certain of its officers, directors and certain of their family members, relating to the Company’s issuance and sale of 405,833 shares of common stock in a private placement (the “Management Private Placement” and, together with the FBR Private Placement, the “Private Placements”) in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder, which private placement closed on July 31, 2014.

Because the investors in the Private Placements acquired all of the shares issued in the Private Placements before the confidential submission of the Draft Registration Statement on August 26, 2014, the Company respectfully submits that the Private Placements should not be integrated with the offering related to the Draft Registration Statement. Rule 152 under the Securities Act states that “[t]he phrase ‘transactions by an issuer not involving any public offering’ in Section 4(a)(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” In addition, Release 33-8828 provides that:

Consistent with Securities Act Rule 152, the staff of the Division of Corporation Finance, in its review of Securities Act registration statements, will not take the view that a completed private placement that was exempt from registration under Securities Act Section 4[(a)](2) should be integrated with a public offering of securities that is registered on a subsequently filed registration statement. Consistent with the staff’s approach to this issue, we are of the view that, pursuant to Securities Act Rule 152, a company’s contemplation of filing a Securities Act registration statement for a public offering at the same time that it is conducting a Section 4[(a)](2)-exempt private placement would not cause the Section 4[(a)](2) exemption to be unavailable for that private placement. Release 33-8828, pages 53-54.

Based on the foregoing, the Company respectfully submits that the Private Placements were completed prior to the confidential submission of the Draft Registration Statement and, as such, the Private Placements and the offering pursuant to the Draft Registration Statement are separate transactions that should not be integrated.

5.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991) for guidance.

Response to Comment No. 5

The Company notes that Industry Guide 5 (“Guide 5”) is tailored for registration statements relating to interests in real estate limited partnerships and that the Company is a Maryland corporation that is organized to be taxed as a real estate investment trust (“REIT”). While Guide 5 by its terms applies only to real estate limited partnerships, the Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) (“Release 33-6900”) provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” In practice, the Company acknowledges that the Staff has requested Guide 5 disclosure in initial public offerings by newly formed REITs that are considered “blind pools” or generally when more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific uses.

Although the Company currently has allocated the net proceeds from the offering for the acquisition of only one property, the Company expects that, prior to the distribution of preliminary prospectuses to prospective investors, the Company will have specific designated uses for substantially all of the net proceeds from the offering, either for additional acquisitions that become probable or for the repayment of debt incurred to acquire additional properties. The Company will update the disclosure under “Use of Proceeds” prior to the distribution of the preliminary prospectuses to investors as these additional uses of the net proceeds become known.

Nevertheless, the Company has endeavored to provide the disclosure prescribed by Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to prospective investors. In particular, the

Company notes the following with respect to items of Guide 5 that the Company believes are addressed in the Amended Submission or are not applicable to the Company or the offering:

Item 1. Cover Page. The Company believes that it has provided the relevant information called for by this item. However, the Company respectfully advises the Staff that the Company does not believe including specific risk factors on the prospectus cover page is appropriate for this offering because of the Company’s existing portfolio of assets and, as noted above, the specific designated uses for the net proceeds from the offering that the Company expects to include in subsequent pre-effective amendments.

Item 2. Suitability Standards. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully disclose all material risks associated with the Company’s business and an investment in the Company, and, therefore, that the Amended Submission need not include statements related to suitability standards.

Item 3. Summary of the Partnership and Use of Proceeds. The Company believes that it has fully described its structure. See “Prospectus Summary—Our Structure” on page 14. In addition, as noted above, the Company intends to provide additional disclosure on the use of proceeds from the offering in subsequent pre-effective amendments.

Item 4. Compensation and Fees to the General Partner and Affiliates. This item contemplates payments that a general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Although the Company is internally managed and will not make any payments a third-party general partner as contemplated by Guide 5, the Company’s compensation of its officers and directors is fully disclosed and the Company has otherwise disclosed the relevant information called for by Item 4 that is applicable to the Company. See “Management—Compensation of Directors” and “—Executive Compensation” beginning on page 116 and “Certain Relationships and Related Transactions” beginning on page 125.

Item 5. Conflicts of Interest. The Company believes it has provided the relevant information called for by this item. See certain risk factors under “Risk Factors—Risks Related to Our Organizational Structure” beginning on page 40 and “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policies” beginning on page 129.

Item 6. Fiduciary Responsibility of the General Partner. The Company believes it has provided the relevant information called for by this item. See “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policies” beginning on page 129; “Investment Policies and Policies with Respect to Certain Activities—Interested Director and Officer Transactions” on page 130; “Material Provisions of Maryland Law and of our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability” beginning on page 145; “Our Operating Partnership and the Partnership Agreement—Management Liability and Indemnification” beginning on page 148; and “Our Operating Partnership and the Partnership Agreement—Fiduciary Responsibilities” on page 149.

Item 7. Risk Factors. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary – Summary Risk Factors” beginning on page 12 and “Risk Factors” beginning on page 21.

Item 8. Prior Performance of the General Partner and Affiliates. The Company believes that it has provided the relevant information called for by this item, to the extent applicable. Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used in Guide 5. In release No. 34-18161, for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

Based on the foregoing, the Company believes that none of the Company’s executive officers has been a sponsor of any such program in the last ten years. Therefore, no prior performance information of the type required by Guide 5 exists. Accordingly, the Company has not provided the prior performance discussion and tables referenced under this item.

In addition, the Company advises the Staff that the registration statement includes, or at effectiveness will include: (i) disclosure regarding the Company’s existing portfolio of investments; (ii) financial statements and other information regarding the Company; and (iii) pro forma financial statements for the Company, which give effect to the offering, completed and probable acquisitions and the use of proceeds from the offering. As a result, a potential investor can evaluate, among other things, the Company’s financial condition and results of operations in making an investment decision.

Item 9. Management. The Company believes that it has provided the relevant information called for by this item. See “Management” beginning on page 107.

Item 10. Investment Objectives and Policies. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Our Business and Growth Strategies” beginning on page 10; “Our Business” beginning on page 70; and “Investment Policies and Policies with Respect to Certain Activities” beginning on page 127.

Item 11. Description of Real Estate Investments. The Company believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 21; “Use of Proceeds” on page 55; and “Our Business – Our Portfolio” beginning on page 80.

Item 12. Federal Taxes. The Company believes that it has provided the relevant information called for by this item. See “Material U.S. Federal Income Tax Considerations” beginning on page 156.

Item 13. Glossary. The Company believes that terms that are technical in nature or are susceptible to varying methods of computation have been clearly defined in the “Glossary of Certain Terms” on page ii or in the disclosure in which such terms are used.

Item 14. Summary of Partnership Agreement. The Company believes that it has provided the relevant information called for by this item. See “Our Operating Partnership and the Partnership Agreement” beginning on page 147.

Item 15. Reports to Limited Partners. The Company believes that it has provided the relevant information called for by this item. See “Investment Policies and Policies with Respect to Certain Activities—Investment Policies—Reporting Policies” on page 129; and “Where You Can Find More Information” on page 182.

Item 16. The Offering—Description of the Units. The Company believes that it has provided the relevant information called for by this item. See “Description of Capital Stock” beginning on page 135 and “Our Operating Partnership and the Partnership Agreement” beginning on page 147.

Item 17. Redemption, Repurchase and Right of Presentment Agreements. The Company believes that it has provided the relevant information called for by this item. See “Description of Capital Stock” beginning on page 135 and “Our Operating Partnership and the Partnership Agreement—Redemption Rights” on page 147.

Item 18. Plan of Distribution. The Company believes that it has provided the relevant information called for by this item. See “Underwriting” beginning on page 178.

Item 19. Summary of Promotional and Sales Material. Sales will be made pursuant to a preliminary prospectus contained in the registration statement and a final prospectus. The Company does not otherwise intend to use any “sales material” within the meaning of this item.

Item 20. Undertakings. The Company believes that it has provided the relevant information called for by this item. See “Undertakings” on page II-3.

6.	We note that you may invest in real estate-related assets, such as mortgages. Please provide us with a detailed analysis of how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 6

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. The Company does not and will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly owned and majority-owned subsidiaries, the Company will be primarily engaged in the business of owning healthcare real estate and leasing such real estate to tenants pursuant to market leases in the ordinary course of business. Therefore, the Company does not and will not meet the definition of investment company set forth in Section 3(c)(1)(A) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Section 2(a)(24) of the Investment Company Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

The Company is organized as a holding company and intends to conduct its businesses primarily through wholly owned or majority-owned subsidiaries, including its operating partnership, of which a wholly owned subsidiary of the Company is the sole general partner and in which the Company holds all of the limited partnership interests and expects to at all times hold in excess of a majority of the limited partnership interests. As discussed below, the Company intends that all of its subsidiaries will meet the exception from the definition of investment company set forth in Section 3(c)(5)(C) of the Investment Company Act and none of its subsidiaries will be investment companies or companies relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, the Company intends to manage its and its subsidiaries’ operations so that the value of its investments in majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act comprises at least 60% of the Company’s total assets (excluding U.S. Government securities and cash items) on an unconsolidated basis; therefore the Company will not be an investment company by reason of Section 3(a)(1)(C) of the Investment Company Act.

As disclosed throughout the Amended Submission, the Company’s primary and preferred method of investment is the fee ownership of healthcare facilities. As such, substantially all of the Company’s subsidiaries, including its operating partnership, are expected to be investing solely or substantially in fee interests in real property. Certain of the Company’s subsidiaries, however, have provided, and may continue to provide, debt financing to healthcare providers, typically in the form of first lien mortgage loans or mezzanine loans.

The Company expects each of its subsidiaries will own fee interests in real estate and healthcare-related real estate debt investments that allow the Company to meet the exception from the definition of an investment company pursuant to

Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excepts from the definition of an investment company: “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one of the following businesses: (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The Section 3(c)(5)(C) exception first requires that the person seeking to utilize the exception not be engaged in the business of issuing “redeemable securities, face-amount certificates of the installment type or periodic plan certificates,” and the Company does not expect that it or any of its subsidiaries will issue such securities.

Second, Section 3(c)(5)(C) requires that the person be primarily engaged in the business of purchasing or otherwise acquiring mortgages or other liens on and interests in real estate. The Commission has taken the position that the “primarily engaged” requirement is met if (1) at least 55% of the value of the assets of the entity consist of interests in and mortgages or other liens on real estate (so-called “qualifying real estate assets”); (2) at least 25% of the value of the assets of the entity consist of real estate-type interests (the “25% basket”), subject to reduction below 25% to the extent the value of the assets described in (1) above exceeds 55%; and (3) up to 20% of the value of the assets of the entity consist of miscellaneous investments. See Investment Company Act Release No. 3140 (Nov. 18, 1960), United Bankers, Inc. (pub. avail. Mar. 23, 1988), United States Property Investment N.V. (pub. avail. May 1, 1989), The State Street Mortgage Co. (pub. avail. July 17, 1986) and Citytrust (pub. avail. Dec. 19, 1990).

For purposes of the Section 3(c)(5)(C) exception, the Company will classify the investments made by its subsidiaries based on no-action letters and other interpretive guidance issued by the Commission. Whole mortgage loans will be classified as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Company’s subsidiary originates or acquires the loan, but loans with loan-to-value ratios in excess of 100% will be considered to be real estate-related assets that come within the 25% basket. The Company will treat mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc. no-action letter (pub. avail. May 24, 2007), that is: (1) the loan is made specifically and exclusively for the financing of real estate; (2) the loan is underwritten based on the same considerations as a second mortgage and after the subsidiary performs a hands-on analysis of the property being financed; (3) the subsidiary as lender exercises ongoing control rights over the management of the underlying property; (4) the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and (6) the subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

To date, the Company’s investments consist of approximately $106.2 million in fee interests in real estate and $28.0 million in first lien mortgage loans fully secured by real estate. As a result, currently all of the Company’s assets constitute “qualifying real estate assets” under Section 3(c)(5)(C).

The Company will continue to monitor its and its subsidiaries’ investments to ensure continuing and ongoing compliance and intends to take the steps necessary to ensure continued exemption from registration under the Investment Company Act.

7.	Please amend to provide updated financial statements and corresponding financial information. Refer to Rule 3-12 of Regulation S-X.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Amended Submission includes an audited balance sheet as of June 30, 2014 and corresponding financial information as required by Rule 3-12 of Regulation S-X. In addition, the Company intends to include in a subsequent pre-effective amendment to the registration statement unaudited interim financial statements as of and for the period ending September 30, 2014 when such financial statements are available in accordance with Rule 3-12 of Regulation S-X.

Table of Contents, page (i)

8.	We note your disclosure that the accuracy or completeness of the data obtained from third-party sources cannot be assured. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. Please note that we do not object to your statement that you and the underwriters have not independently verified the information.

Response to Comment No. 8

In response to the Staff’s comment, the Company has included additional disclosure on page i of the Amended Submission to clarify that the Company is not disclaiming its responsibility for information in the registration statement. The Company respectfully advises the Staff that the disclosure on page i is not intended to disclaim the Company’s responsibility for the information in the registration statement but, rather, to clarify for prospective investors that forecasts and projections are, by their nature, forward looking and there can be no assurance that such forecasts and projections will be achieved.

Prospectus Summary, page 1

Our Portfolio, page 2

9.	We note that you have included the two medical office buildings and an acute care hospital that are properties under contract in your portfolio data throughout the prospectus. We also note that your transactions to acquire such properties are subject to a variety of conditions, including in the case of Dairy Ashford, a tenant’s waiver of its right of first refusal to purchase the property, and in the case of Mountain’s Edge Hospital, successful completion of development and execution of a lease with the tenant. Please revise your prospectus throughout to present the portfolio data for these properties under contract in separate tables. To the extent you view the conditions as material, please clarify throughout that the acquisitions are subject to material conditions.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Submission to include two tables for its portfolio data: (1) one table that includes only properties that the Company currently owns and (2) one table that includes both properties that the Company currently owns and properties under contract that the Company considers to be probable. The Company believes this presentation is the most helpful to prospective investors because it separately shows the Company’s current portfolio (excluding properties under contract) and the Company’s expected portfolio after completing all probable acquisitions. The Company respectfully advises the Staff that the Company believes presenting tables such as “Top Tenants,” “Lease Expirations,” “Geographic Concentration” and “Facility-Type Concentration” separately just for the properties under contract could be potentially confusing to prospective investors because that group of properties will never be a stand-alone portfolio. However, the Company does believe that separately listing the properties under contract in the table on pages 3 and 81 is helpful to prospective investors because it allows investors to see the total purchase price, annualized base rent and gross leasable area of only the properties under contract.

In addition, in response to the Staff’s comment, the Company has revised the table on page 3 and 81 to include a footnote that the properties under contract are subject to certain conditions with a cross-reference to the complete disclosure of the conditions under “Description of Properties and Investments in Our Portfolio—Properties under Contract.”

10.	We note your disclosure in footnote (1) that the base rent disclosure is calculated by multiplying base rent for the month ended June 30, 2014 or August 2014 by 12. Please revise your introduction to the table to specifically clarify that the rental disclosure is based on the leases in place as of a specific date and does not reflect historical rental amounts. Please also expand your disclosure to discuss the status of your lease with Vegas HC. It appears from your disclosure on page 90 that such lease has yet to be executed.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 81, 84, 85, 86, 87, 88 and 89 of the Amended Submission to clarify that historical rental amounts are not included in the relevant base rental disclosure. Rather, the rental disclosure is based on (i) leases in place as of the month ended June 30, 2014 for medical office buildings; (ii) leases in place as of the first month of the lease for single-tenant properties other than Mountain’s Edge and (iii) the expected base rent for the first month of the executed lease for Mountain’s Edge.

11.	We note your disclosure in footnote (4) on page 4 that the space is expected to be completed in September 2014. Please revise to update the status of this development. With a view towards disclosure, please identify the party responsible for the development, including funding.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Submission to reflect that the development related to Magnolia Place of Spartanburg has been completed and that the Company is waiting on final licensure for the additional beds. In addition, the Company has included additional disclosure on page 90 acknowledging that Fundamental was responsible for the development of the additional space, including funding.

12.	We note your disclosure in footnote (5) on page 4 that the gross purchase price for Horizon Specialty Hospital of Henderson excludes a $1,300 lease incentive provided to the tenant. Please explain why this amount would relate to the gross purchase price of the property and not base rent.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the table on pages 3 and 81 of the Amended Submission so that footnote (5) excludes the lease incentive provided to the tenant as it relates to the initial annualized base rent and not the gross purchase price.

Our Acquisition and Investment Pipeline, page 5

13.	We note your disclosure on pages 5 and 6 regarding your acquisition and investment pipeline. In particular, we note your statement that you “have identified and are in various stages of reviewing in excess of $ million of additional potential healthcare properties” and that you have “entered into non-binding letters of intent for the acquisition of an aggregate of $ million of healthcare facilities.” You further state that you “do not believe any transactions in [y]our pipeline are probable as of the date of this prospectus.” To the extent these acquisitions are not probable, please revise your disclosure to:

•	remove any reference to your “acquisition and investment pipeline;”

•	more specifically describe your interaction with any potential sellers;

•	explain, as applicable, that the purchase price refers to a listed sales price or your internal assessment and not from any negotiations with potential sellers;

•	briefly describe the impact of timing and due diligence for the sales of healthcare properties and if they differ from more traditional property sales; and

•	confirm to us that you and your counsel continue to believe that no acquisitions are currently probable.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 84 of the Amended Submission. In addition, the Company advises the Staff that the Company and its counsel continue to believe that no acquisitions under evaluation are currently probable.

Competitive Strengths, page 8

14.	We note that the summary includes performance information for Capstone and MeadowBrook Healthcare. Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amended Submission to remove performance and valuation information for companies other than the issuer.

15.	Please also clarify your disclosure regarding Messrs. McRoberts’ and Harlan’s involvement with Carter Validus Mission Critical REIT. Clarify if they were employees of or advisors to Carter Validus and the extent of their involvement in sourcing and structuring acquisitions and financings on the seven healthcare properties. Please explain the extent of their control over the investment decisions and properties with these transactions. If their role was limited to advisory services, please clarify and remove your description that the investments were part of Messrs. McRoberts’ and Harlan’s portfolio.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 75 of the Amended Submission to clarify Messrs. McRoberts’ and Harlan’s involvement with Carter Validus Mission Critical REIT, Inc.

Use of Proceeds, page 56

16.	Please discuss how long you expect it to take to invest the offering proceeds in a diversified mix of healthcare facilities and healthcare-related real estate debt investments.

Response to Comment No. 16

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, prior to the distribution of preliminary prospectuses to prospective investors, the Company expects to have designated uses for a substantial majority of the net proceeds from the offering and will revise the disclosure under “Use of Proceeds” accordingly. Therefore, the Company believes such disclosure regarding a timetable for investing the net proceeds from the offering will not be necessary or relevant at the time the prospectus is first disseminated to prospective investors.

Dilution, page 59

17.	Please amend to disclose the impact of the potential concurrent private placement with your initial public offering to allow BlueMountain Capital Management, LLC to maintain its ownership percentage and the likelihood of any such issuance.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the disclosure on page 58 to include the impact of the potential concurrent private placement with BlueMountain. The Company respectfully advises the Staff that BlueMountain will decide whether to participate in the concurrent private placement, and the Company will revise the disclosure accordingly, prior to the distribution of preliminary prospectuses to prospective investors.

Critical Accounting Policies, page 63

Revenue Recognition, Mortgage Loans and Receivables, page 63

18.	We note that you may recognize contingent rents when estimates of tenant results exceed the base amount or other thresholds. Please tell us how your estimation in recognizing contingent rental revenue complies with SAB Topic 13.A.4.c.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the disclosure on page 63. The Company respectfully advises the Staff that the Company’s accounting policy for revenue recognition of contingent rentals was developed based on the interpretive guidance in SAB Topic 13.A.4.c. Topic 13.A.4.c states, “The staff believes that contingent rental income ‘accrues’ (i.e., it should be recognized as revenue) when the changes in the factor(s) on which the contingent lease payments is (are) based actually occur.” Further, “FASB ASC 840-20-25-2 indicates that contingent rental income in operating leases should not be recognized in a manner consistent with scheduled rent increases (i.e., on a straight-line basis over the lease term or another systematic and rational allocation basis if it is more representative of the time pattern in which the leased property is physically employed) because the risk of variable payments inherent in contingent rentals is substantively different than scheduled rent increases. The staff believes that the reasoning in FASB ASC 840-20-25 supports the conclusion that the risks inherent in variable payments associated with contingent rentals should be reflected in financial statements on a basis different than rental payments that adjust on a scheduled basis and, therefore, operating lease income associated with contingent rents would not be recognized as time passes or as the leased property is physically employed. Furthermore, prior to the lessee’s achievement of the target upon which contingent rentals are based, the lessor has no legal claims on the contingent amounts. Consequently, the staff believes that it is inappropriate to anticipate changes in the factors on which contingent rental income in operating leases is based and recognize rental income prior to the resolution of the lease contingencies.”

The Company’s stated policy for recognizing revenue in leases that contain contingent rentals is to recognize such revenue only when actual results or estimates of tenant results, as reported by the tenant, exceed the threshold contained in the lease (i.e., when the lease contingency is resolved). Additionally, any contingent rental revenues are excluded from the determination of straight-line rents for such lease. The Company’s disclosure on page 63 has been modified to further clarify its policy and emphasize it is at the point of contingency resolution that contingent rental revenue is recognized.

Real Estate Investments, page 65

19.	We note that you entered into a sale/leaseback transaction for your acquisition of the Kentfield Rehab and Specialty Hospital. Please amend your prospectus to disclose your accounting policy for properties acquired via sale/leaseback transactions and those acquired subject to an existing lease.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Factors That May Influence Future Results of Operations, page 66

20.	We note that you primarily expect to enter into net leases with tenants. Please clarify if you also take into account the credit quality of your tenants and if so, please explain how management intends to monitor such credit. In addition, please discuss what factors management takes into consideration when making mortgage loans.

Response to Comment No. 20

In response to the Staff’s comment, the Company has included additional disclosure on page 66.

Liquidity and Capital Resources, page 67

21.	We note your disclosure in this section that your liquidity needs will include potential developments and redevelopments and that some of the properties in your portfolio or under contract are in development (e.g., Magnolia Place and Mountain’s Edge). Please disclose any material budgeted development costs that you are responsible for.

Response to Comment No. 21

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not responsible for the development or the funding of the development of any of the properties in its portfolio or its properties under contract. The Company, however, may decide in the future to fund developments or redevelopments and, therefore, believes the disclosure on page 67 is appropriate and helpful to prospective investors.

Our Competitive Strengths, page 76

22.	We note disclosure regarding management’s experience with Capstone, MeadowBrook Healthcare and Carter Validus and the specific performance information that you have provided. If you choose to retain performance information related to any of these entities, please expand the disclosure to provide a more complete discussion of the performance. Explain the basis for your total return calculations and discuss the differences between the portfolios of these entities and the investment strategies of companies that comprise the MSCI US REIT Index. Explain what you mean by “premium to the purchase price.” In addition, please balance this disclosure with a discussion of any relevant major adverse business developments. Please also revise to describe whether return amounts may have been impacted by general market trends or other external factors unrelated to management action.

Response to Comment No. 22

In response to the Staff’s comment, the Company has included additional disclosure on pages 75 and 112 of the Amended Submission.

Principal Stockholders, page 128

23.	For each entity listed, please disclose the natural person or persons with voting and dispositive power.

Response to Comment No. 23

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Amended Submission. The Company respectfully advises the Staff that the Company is endeavoring to obtain the requested information for the remaining entities listed in the principal stockholders table.

Financial Statements

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F-3

24.	Please tell us why you have separately included under the Use of Proceeds column, and discussed in Adjustment (H), the acquisition of Mountain’s Edge Hospital given you disclose such acquisition as probable throughout your prospectus. To the extent you plan to deploy offering proceeds your initial public offering to acquire the property, please amend your prospectus to indicate, where you highlight the acquisition of such property as probable, your use of initial offering proceeds to purchase such property.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Submission, including under “Use of Proceeds,” to reflect that the Company intends to use a portion of the net proceeds from the offering to acquire Mountain’s Edge Hospital. The Company respectfully advises the Staff that the acquisition of Mountain’s Edge Hospital is subject to a binding purchase and sale agreement between the Company and the developer of the property and that the Company currently expects all of the conditions under that purchase and sale agreement to be satisfied. Additionally, the Company has a fully executed lease agreement with Mountain’s Edge Hospital. Therefore, the Company believes that the acquisition of Mountain’s Edge Hospital is probable.

Unaudited Forecasted Consolidated Income Statement for the year ended December 31, 2013, page F-5

25.	Please tell us how your presentation of forecast financial information complies with Rule 11-03 of Regulation S-X.

Response to Comment No. 25

The Company has revised the heading on page F-5 of the Amended Submission to clarify that the financial statement presented is an unaudited pro forma consolidated income statement.

Adjustment (CC), page F-8

26.	Please tell us and amend your prospectus to clarify whether the impact of straight-line rental income related to the probable acquisition of Mountain’s Edge Hospital is included and your basis for inclusion. Based on disclosure elsewhere in your prospectus, you will not acquire the property until the lease commences upon completion of the property development estimated to occur during the first quarter of 2015.

Response to Comment No. 26

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the effects of the acquisition of Mountain’s Edge Hospital in the unaudited pro forma consolidated income statements. This anticipated acquisition, which is subject to a binding purchase and sale agreement, is expected to be completed in the first quarter of 2015 and is considered probable of occurring by management (as noted in response 24 above). The adjustment to the unaudited pro forma consolidated income statement was computed based on the terms of the executed operating lease, which will commence simultaneously with the completion of the acquisition of this property. As further described in adjustment (CC) on page F-8, the Company has included the impact of straight-line rental income in the pro forma adjustment associated with this property. This adjustment was computed based on the terms of the operating lease and in accordance with FASB ASC 840-20-25-1 and 2 which requires rent reported as income by lessors to be recognized on a straight-line basis for scheduled rent increases that are not dependent on future events, such as contingent rentals, or that do not relate to the time pattern of the physical usage of the leased property.

Adjustment (GG), page F-9

27.	Please tell us and amend to specifically disclose the costs contained in such adjustment, detailing how you determined that each expense adjusted for herein is directly attributable to either your completed/pending acquisitions or to your offering. For instance, you highlight compensation to members of your Board of Directors as well as additional general and administrative expenses that you expect to incur as a result of becoming a public company. To the extent such amounts are included in your pro forma adjustment, please eliminate these amounts from your pro forma adjustment or tell us in detail how you determined such expenses are factually supportable and directly attributable to the transactions for which you are providing pro forma effect.

Response to Comment No. 27

In response to the Staff’s comment, the Company has revised the disclosure in adjustment (GG) on page F-9 of the Amended Submission to clarify that only factually supportable expenses are included in the pro forma adjustment to the general and administrative expenses. The Company respectfully advises the Staff that it believes the following adjustments for certain general and administrative expenses are both (i) directly attributable to the private placements that closed in July 2014, and which allowed the Company to commence operations and (ii) are factually supportable as they relate to third-party agreements or as otherwise noted below:

•	salaries and benefits paid to the Company’s three executive officers in accordance with the provisions of each executive officer’s employment agreement;

•	annual fees for the Company’s board of directors, which have been approved by the compensation committee of the Company’s board of directors;

•	stock-based compensation expense for equity awards granted to the Company’s officers and directors pursuant to restricted stock agreements and restricted stock unit agreements, as applicable;

•	contractual monthly rent for the Company’s office space in accordance with the Company’s lease agreement for that space; and

•	insurance premiums in accordance with the Company’s agreements with the providers of such insurance.

General and administrative expenses that the Company expects to incur as a result of becoming a public company are not included in this pro forma adjustment, as such costs are not currently quantifiable.

General

28.	Please provide to us an analysis of the financial statements included in your prospectus and the applicable accounting literature relied upon. In your analysis please tell us what consideration you gave to selecting a predecessor, the impact of tenant concentration, and how Rule 3-14 of Regulation S-X applies instead of Rule 3-05 for acquired/probable acquisition of the skilled nursing facility and hospital.

Response to Comment No. 28

Financial Statements Included in the Prospectus—General:

As disclosed in the prospectus, the Company was formed on April 23, 2014 with no substantive operating activities until the completion of its initial private placements on July 31, 2014. The Company’s promoters transferred no assets to the Company other than a nominal amount of cash. In accordance with the second sentence of Rule 3-01(a) of Regulation S-X, the Company included in the Draft Registration Statement an audited balance sheet as of May 5, 2014, and has updated the audited balance sheet in the Amended Submission to June 30, 2014, a date within 135 days of the submission of the Amended Submission reflecting the initial cash contribution to the Company by its promoters.

In addition, Rule 3-02(a) of Regulation S-X states that “[t]here shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence” (emphasis added). As described above and in the prospectus, the Company did not commence operating activities until July 31, 2014. As a result, the Company itself has no relevant operating history responsive to Rule 3-02 of Regulation S-X.

Financial Statements Included in the Prospectus—Determination That No Predecessor Exists:

A full analysis of the presentation of financial statements under Article 3 of Regulation S-X requires that the Company determine whether it has a predecessor. Rule 405 of Regulation C defines “predecessor” as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person” (emphasis added). Section 1170.01 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) goes on to add, in part: “The definition of ‘predecessor’ in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities)” (emphasis added).

The Company acquired real estate properties in which skilled nursing and hospital services were provided to patients by health care operators and entered in to triple net leases with such operators. The Company receives rent payments from such operators, does not bear any of the operating costs of the facilities, and is subject to no business or operating risks relative to such facilities other than the risk of tenant defaults under the applicable leases. As disclosed in the prospectus, the leases for these properties are long term leases with fixed rent escalators and/or escalators tied to the consumer price index, and not to the management or performance of the operations of the properties. In addition, the properties acquired from Vibra and Fundamental represent only a small portion of each seller’s total healthcare real estate, and, as such, does not represent substantially all of the sellers’ real estate assets. Last, as described below, Rule 3-14 financial statements have been presented with respect to the Company’s skilled nursing facility in Spartanburg, South Carolina, the Horizon Specialty Hospital of Henderson and two medical office buildings. No Rule 3-14 financial statements with respect to the Kentfield Rehab and Specialty Hospital have been presented in accordance with Section 2330.10 of the Financial Reporting Manual because, prior to acquisition, the property was owner-occupied and had no leasing history. Similarly, no financial statements have been presented for Mountain’s Edge Hospital because it is a property under development that has no leasing history.

Tenant Concentration:

Section 2305.02 of the Financial Reporting Manual indicates that when a company has acquired properties subject to triple net leases, it looks to Section 2340 of the Financial Reporting Manual. Section 2340 of the Financial Reporting Manual indicates that a registrant should include full audited financial statements of a tenant or related guarantor of a lease where the registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent in excess of 20% of the Company’s assets. Because the Company is a newly formed entity that had no significant operations until shortly before acquiring its properties and submitting the Draft Registration Statement, the Company has measured such 20% against the “total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions” in accordance with Section 2335.1 of the Financial Reporting Manual. Based upon such analysis, as of the initial submission of the Draft Registration Statement, properties triple net leased to Vibra represented approximately 32.8% and properties triple net leased to Fundamental represented approximately 38.1% of the Company’s assets.

The Company respectfully advises the Staff that neither Vibra nor Fundamental are public registrants, and each has refused to agree to permit their financial statements in the registration statement. However, as disclosed in the Amended Submission, the Company has a significant number of potential acquisitions under evaluation. The Company expects that, prior to the distribution of preliminary prospectuses to prospective investors, the Company will complete or have additional probable acquisitions that will cause Vibra and Fundamental to no longer represent significant concentration and that, at such time, any significant tenant financial statements will be presented.

Application of Rule 3-14 versus Rule 3-05 for Acquired / Probable Acquisition of the Skilled Nursing Facility and Hospital

The Company is organized and intends to operate in a manner that will allow it to elect and continue to qualify as a REIT for U.S. federal income tax purposes. As stated in the registration statement, the Company’s current intention is to invest primarily in fee-simple interests in healthcare facilities.

The Company has acquired and intends to continue acquiring hospitals, rehabilitation facilities and skilled nursing facilities that are leased to single tenants. Currently, the Company plans to acquire such facilities from unrelated parties and to lease such facilities pursuant to triple net leases with third party operators. The Company has not acquired and does not intend in the foreseeable future to acquire such facilities in RIDEA structures where the facilities are leased to a taxable REIT subsidiary such that the facilities’ operations are included in the Company’s financial statements. The Company’s purchase agreements for acquisitions of real estate are drafted by qualified legal and tax counsel to ensure the assets acquired are only real estate or real estate-related (i.e., furniture and equipment, buildings, land and any property-related intangibles) that will allow the Company to qualify as a real estate investment trust for U.S. federal income tax purposes and that its single-tenant leases are “true leases” with third party operators. Accordingly, in connection with such acquisitions, the Company does not acquire the underlying operations, employees, systems, licenses and other elements of the business that is operated in the leased facilities nor does the Company provide any healthcare or other services. In determining whether it has acquired a “business” for purposes of financial statement requirements under Regulation S-X, the Company has applied and intends to continue to apply the criteria set forth in Section 11-01(d) of Regulation S-X. In its typical acquisition of a hospital or other single-tenant specialty healthcare facility, under the Company’s current operating model of utilizing triple net leases with third party operators: (1) the rental income to be received by the Company going forward is quite different from the revenue reported by the operator of the business prior to the acquisition; (2) the Company acquires no employees, provides no capital to the ongoing operation of the facility and is otherwise not involved in any respect in the operation of the facility; (3) the Company does not engage in the marketing of the facility to prospective patients and has no knowledge of the customer base of the operator; (4) the Company has no input into how the facility is operated aside from standard covenants contained in single-tenant triple net leases; (5) the Company does not acquire or invest in the furniture and equipment utilized by the operator of the facility; and (6) the Company does not otherwise participate in any other respect in the operation or management of the facility.

Based on the foregoing facts and analysis of the indicia of whether a “business” as defined in Article 11 of Regulation S-X has been acquired, and using the analysis set forth in Section 2305 of the Financial Reporting Manual, the Company concluded that Rule 3-14 of Regulation S-X applies instead of Rule 3-05 l. Paragraphs 2305.2 and .4 of the Financial Reporting Manual state the following:

“S-X 3-14, which is premised on the continuity and predictability of cash flows ordinarily associated with leasing real property, applies to the acquisition or probable acquisition of real estate operations. For purposes of S-X 3-14, the term ‘real estate operations’ refers to properties that generate revenues solely through leasing. Examples include office, apartment and industrial buildings as well as shopping centers and malls. ‘Real estate operations’ excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter periods due to market and managerial factors. S-X 3-05 rather than S-X 3-14 is applicable to the acquisition of these types of businesses. Acquired properties subject to triple net leases, whether involving leasing or other activities, should be evaluated under Section 2340.

For purposes of applying S-X 3-14, the staff views an investment in a newly formed partnership or corporation (either consolidated or accounted for using the equity method) that will acquire real estate properties simultaneous with or soon after its formation as, in substance, the acquisition of properties by the registrant. In these circumstances, the staff will require S-X 3-14 financial statements of the underlying property being acquired instead of S-X 3-05 financial statements of the newly formed entity. This assumes that the new entity has no other activities besides leasing real property.”

The Company has included in the registration statement the historical financial statements for real estate operations acquired or deemed probable of being acquired that have a prior leasing history in accordance with the guidance contained in Rule 3-14 and its interpretations.

Since all of the Company’s investments in real estate operations and those transactions that are currently considered probable of occurring are subject to triple net leasing arrangements, the Company also followed the requirements of Section 2340 that governs financial reporting requirements when triple net leased properties to a single lessee/tenant may represent a “significant” portion of the registrant’s assets – with “significant” defined as an asset concentration greater than 20% of the registrant’s assets. Reference is made to the tenant concentration discussion included in the response to this comment.

Exhibit Index

29.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

Response to Comment No. 29

The Company acknowledges the Staff’s comment and advises the Staff that the Company will file any exhibits as promptly as possible. In response to the Staff’s request, the Company supplementally is delivering to the Staff drafts copies of the Exhibit 5.1 and Exhibit 8.1 opinions.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 778-1655.

Sincerely,

/s/ John A. Good
John A. Good

cc:	John W. McRoberts
William C. Harlan
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
David P. Slotkin
Morrison & Foerster LLP